Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-139888, 333-140877, 333-138640

Rainmaker Systems, Inc. Press Release

RAINMAKER ON OFFERING ROADSHOW; PROVIDES PRELIMINARY Q1 RESULTS

Sets Q1 Earnings Release Date of May 10, 2007

Campbell, Calif., April 16, 2007 – Rainmaker Systems, Inc. (NASDAQ: RMKR), a leading provider of sales and marketing solutions combining hosted application software and execution services, is conducting a roadshow for its follow-on common stock offering and in conjunction with the roadshow announced today preliminary financial results for its first quarter ended March 31, 2007.

For the first quarter of 2007, Rainmaker expects to report net revenue between $16.0 million and $16.2 million, representing growth of approximately 44% to 46% from the same period for the prior year. The Company expects to report GAAP net income between $400,000 and $500,000. Weighted average shares used to compute earnings per share for the first quarter are expected to be approximately 16.5 million shares. Since the Company’s results for the first quarter of 2007 are being finalized and have not yet been reviewed by its independent registered public accounting firm, these figures are preliminary and subject to change.

The Company is reaffirming its previously stated financial guidance to grow 2007 revenue to $65 million to $67 million, representing growth of approximately 33% to 37% from 2006. For the second quarter of 2007, Rainmaker estimates revenue to be up significantly from its prior year second quarter and to be down slightly from its seasonally strong first quarter. Based on the Company’s near-term expansion opportunities with existing clients, including international activities, Rainmaker is continuing its significant investment in technology and development during the second quarter, as previously discussed. Also, as previously discussed, the Company is increasing its spending in the second quarter related to Section 404 of the Sarbanes-Oxley Act. Accordingly, the Company could report in the range of a small GAAP net profit to a small GAAP net loss for the quarter ending June 30, 2007.

First Quarter Conference Call May 10th

Rainmaker will announce complete 2007 first quarter financial results after the close of regular market trading on Thursday, May 10, 2007. A press release will be transmitted to the news media immediately following the close of the market, followed by a conference call to discuss the results at 1:30 p.m. Pacific Time (4:30 p.m. ET).

What:	Rainmaker 2007 First Quarter Financial Results Conference Call

When:	Thursday, May 10th at 1:30 p.m. Pacific Time (4:30 p.m. ET)

Webcast:	A live and archived web cast of the conference call can be accessed from the investors section of Rainmaker’s website at www.rmkr.com or at www.mkr-group.com (under featured events).

Dial In:	To access the live conference call, dial (800) 218-4007 and request the “Rainmaker” call.

Replay:	An audio replay of the conference call can be accessed at (800) 405-2236. The replay will be available starting two hours after the call and remain in effect for one week through Thursday, May 17th at 11:59 p.m. Pacific Time. The required pass code is 11088120#.

About Rainmaker

Rainmaker Systems, Inc. delivers sales and marketing solutions, combining hosted application software and execution services designed to drive more revenue for our clients. Our Revenue Delivery Platform(SM) combines proprietary, on-demand application software and advanced analytics with specialized sales and marketing execution services. Rainmaker clients include large enterprises in a range of industries, including computer hardware and software, telecommunications, and financial services industries.

NOTE: Rainmaker Systems, the Rainmaker logo, Sunset Direct and Contract Renewals Plus are registered with the U.S. Patent and Trademark Office. All other service marks or trademarks are the property of their respective owners.

This press release contains forward-looking statements regarding future events, including the intended use of proceeds, the ultimate consummation of the offering, and expectations with respect to the terms of the over-allotment option. Other forward-looking statements can be identified by the use of the words “believes,” “expects,” “forecast,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. These forward-looking statements are based on our management’s current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. You should not rely upon these forward-looking statements as predictions of future events because we cannot assure you that the events or circumstances reflected in those statements will be achieved or will occur as expected, if at all. Among the important factors which could cause actual results to differ materially from those in the forward-looking statements are general market conditions, unfavorable economic conditions, our ability to integrate acquisitions and expand our operations without disruption to our business, the effectiveness of our sales team and approach, our ability to target, analyze and forecast the revenue to be derived from a client and the costs associated with providing services to that client, the date during the course of a calendar year that a new client is acquired, the length of the integration cycle for new clients and the timing of revenues and costs associated therewith, our client concentration given that the Company remains dependent on a few large client relationships, potential competition in the marketplace, the ability to retain and attract employees, market acceptance of our service programs and pricing options, our ability to maintain our existing technology platform and to deploy new technology, our ability to sign new clients and control expenses, the possibility of the discontinuation or contraction of some client relationships, the financial condition of our clients’ business and other factors detailed in the Company’s filings with the Securities and Exchange Commission, including our filings on Forms 10-K, 10-Q and 8-K.

All information in this release is as of April 16, 2007. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

CONTACT:
Steve Valenzuela	Todd Kehrli or Jim Byers
Chief Financial Officer	Investor Relations
Rainmaker Systems, Inc.	MKR Group, Inc.
(408) 626-2439	(323) 468-2300
stevev@rmkr.com	rmkr@mkr-group.com

Other Recent Events

On April 2, 2007, Mr. Ritch Haselden tendered his resignation from Rainmaker Systems, Inc., the “Company”. Mr. Haselden is a General Manager and one of the named executive officers identified in our Annual Report on Form 10-K for the year ended December 31, 2006. Mr. Haselden has informed the Company that he is leaving the Company to pursue other business interests with a private company in another industry. His resignation will become effective on April 20, 2007.

The Company has previously entered into employment agreements with Clinton J. Hauptmeier, General Manager, and Robert Langer, General Manager, each of whom is identified as a named executive officer in our Annual Report on Form 10-K for the year ended December 31, 2006. A copy of Mr. Hauptmeier’s employment contract dated as of February 8, 2005 is filed as exhibit 99.1 to our Current Report on Form 8-K filed on April 5, 2007. Mr. Hauptmeier’s base salary for 2007 is $170,000 and his target annual bonus for 2007 is 62% of his base salary. Mr. Hauptmeier also remains eligible to receive severance benefits of up to six months base salary in the event he is terminated without cause and otherwise as provided in his employment contract. A copy of Mr. Langer’s employment contract dated May 24, 2005 is filed as exhibit 99.2 to our Current Report on Form 8-K filed on April 5, 2007. Mr. Langer’s base salary for 2007 is $170,000 and his target annual bonus for 2007 is 72% of his base salary. Mr. Langer also remains eligible to receive severance benefits of up to six months total target compensation in the event he is terminated without cause and otherwise as provided in his employment contract.

# # #

The issuer has filed registration statements (including prospectuses) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800.631.1545.